UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2025
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha’arba’a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Attached as Exhibit 99.1 and incorporated by reference herein is unaudited pro forma condensed consolidated financial information relating to the definitive agreements between the RedHill Biopharma Ltd. (the “Company”) and Cumberland Pharmaceuticals Inc., which are described in the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on October 20, 2025.

Forward Looking Statements

The unaudited pro forma condensed consolidated financial information contained in Exhibit 99.1 to this Form 6-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words, and include, among others, statements regarding the potential impact of the strategic transaction with Cumberland Pharmaceuticals Inc. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation the risk that the strategic transaction with Cumberland will not bring the currently anticipated benefits to the Company or the global Talicia business and the risk that the assumptions made by the Company in preparing the unaudited pro forma condensed consolidated financial information are incorrect. The Company believes such assumptions are reasonable as of the date of this filing; however, such assumptions are inherently uncertain, are subject to change and may be affected by factors beyond the Company’s control. As a result, actual results may differ materially from the unaudited pro forma condensed consolidated financial information. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on April 10, 2025. All forward-looking statements included in this Form 6-K are made only as of the date of Form 6-K. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Exhibit Index

Exhibit No.	Description
99.1	Unaudited Pro Forma Condensed Consolidated Financial Information

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845), on June 29, 2023 (File No. 333-273001), on June 20, 2024 (File No. 333-280327) and on March 25, 2025 (File No. 333-286082), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on August 4, 2023 (File No. 333-273709), on October 13, 2023 (File No. 333-274957), as amended, and on August 9, 2024 (File No. 333-281417).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the “Registrant”)

Date: December 31, 2025	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer